

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2014

Sean B. Baker
WFB Funding, LLC
One Cabela Dr.
Sidney, Nebraska 69160

  Re: WFB Funding, LLC
    Amendment no. 2 to Registration Statement on Form S-3
    Filed February 7, 2014
    Response dated February 21, 2014
    File No. 333-192577 and -01-02

Dear Mr. Baker:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Prospectus Supplement

Annex I, page A-I-1

1. While we note that you have disclosed the maximum note principal balance available under each outstanding series of variable funding notes, please revise to indicate that you will disclose the outstanding principal balance under each of these series so that investors may understand the actual amount of debt of the issuing entity that is outstanding as well as the proportion of the available maximum principal amount being utilized.

2. While we note your revision in response to comment one of our letter dated January 30, 2014 that the reference rate for the variable funding notes floating interest rate is the applicable commercial paper rate if the variable funding notes are being funded by a commercial paper conduit, or one-month LIBOR if the variable funding notes are being funded other than by a commercial conduit, more detail should be provided so that

investors are able to calculate the cost of all of the issuing entity's outstanding debt. For each of the three outstanding series of variable funding notes referenced in Annex I, please disclose the following:

- Which index is used for each series;
- What, if any, spread is applied in addition to these rates;
- In the case of a series funded by a commercial paper conduit, the identity of the sponsor of the conduit.

Base Prospectus

Allocations, page 26

3. Please revise to disclose how the calculations for determining the allocation amount and allocation percentages for each series of outstanding securities differs from those calculations for the notes being registered. See Item 1113(a)(2) of Regulation AB.

Variable Funding Notes, page 55

4. Please revise to provide disclosure about the early redemption and default events for the outstanding variable funding notes, in particular whether they differ from the early redemption and default events for the term notes. If they differ, revise to provide disclosure of those differences.

5. In addition, revise to clarify elsewhere, as appropriate, if the early redemption and default events for the outstanding term notes differ from those that are being registered.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kayla Florio, Attorney-Advisor at (202) 551-3490 or me at (202) 551-3313 with any other questions.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Senior Special Counsel

cc: H. Dale Dixon, Kutak Rock
       Mark A. Ellis, Kutak Rock